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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 23, 2004
(Commission File No. 1-15024)

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:	☒	Form 40-F:	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:	☐	No:	☒

Enclosure: Press release announcing Novartis AG's full year 2003 annual results, dated January 23, 2004

Novartis International AG Novartis Communications CH-4002 Basel Switzerland
Tel + 41 61 324 2200 Fax + 41 61 324 3300 Internet Address: http://www.novartis.com
MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

PRESS CONFERENCE: 10.00 CET on Internet www.novartis.com
Phone-in: +41 91 610 56 00 (UK: +44 207 107 06 11)

Novartis posts leading growth among top-ten pharmaceutical companies*, sustaining double-digit increase in sales and operating income in 2003

Full year 2003

	2003		2002			% Change

	USD m	% of sales	USD m		% of sales	USD	local currencies

Group sales	24 864		20 877			19	11
Pharmaceuticals sales	16 020		13 528			18	11
Consumer Health sales	8 844		7 140	[1]		24	16
Operating income	5 889	23.7	5 092		24.4	16
Net income	5 016	20.2	4 725		22.6	6
Free cash flow	3 628		2 958			23

Basic earnings per share/ADS	USD 2.03		USD 1.88			8
Dividend proposed	CHF 1.00		CHF 0.95				5

1
Ongoing business excluding divested activities with sales of USD 209 million in 2002

Fourth quarter

	Q4 2003		Q4 2002			% Change

	USD m	% of sales	USD m		% of sales	USD	local currencies

Group sales	6 730		5 569			21	12
Pharmaceuticals sales	4 379		3 632			21	12
Consumer Health sales	2 351		1 895	[2]		24	15
Operating income	1 606	23.9	1 354		24.3	19
Net income	1 360	20.2	1 187		21.3	15
Free cash flow	1 444		1 634			-12

2
Ongoing business excluding divested activities with 4th quarter sales of USD 42 million in 2002

•
Sustained double-digit growth accelerates in fourth quarter: full-year Group sales up 19%; Pharmaceuticals climbs 18%; Consumer Health rises 24% driven by dynamic 60% sales growth in Sandoz

•
Market-share gains lead to advance in rank to global #5 pharmaceuticals company*

•
Double-digit (16%) rise in full-year operating income driven by volume expansions, product mix enhancements and productivity gains

•
Net income increases 6% to new record level of USD 5.0 billion, lifting earnings per share by 8%

•
Free cash flow jumps 23% to USD 3.6 billion; dividend increase of 5% proposed

*
Based on IMS healthcare data, January–November 2002/3 17 countries
All product names appearing in italics are trademarks of the Novartis Group
Unless otherwise stated, growth rates in USD and comments refer to full-year figures

1

Basel, 22 January 2004—Reviewing Novartis' 2003 full-year results, published today, Novartis Chairman and CEO Dr. Daniel Vasella said:

"2003 ended on a strong note as our sales grew dynamically, reaching record levels for the eighth time in our eight-year history. All of our businesses gained market share, based on our innovation-focused strategy. In pharmaceuticals, we moved up to the number-five rank worldwide. In research and development, we increased our investment by 32% and the build-up of our Novartis Institute for Biomedical Research progressed on track. We also expanded our pharmaceutical pipeline to 79 projects in clinical development and registration, promising sustainable future growth. Sandoz, our generics business unit, achieved an exceptionally strong growth of 60%. This combination of activities uniquely positions Novartis at the forefront of bringing better, innovative medicines to patients, as well as playing an important role in offering inexpensive, high quality generics."

Sales

Group sales up 19% to USD 24.9 billion

Full-year sales climbed 19% or 11% in local currencies (l.c.) with growth in the fourth quarter rising to 21% in USD. Eight percentage points of 2003 sales growth was driven by volume expansions, while acquired businesses contributed 2 percentage points and price increases a further 1 percentage point. The impact of translations from local currencies into USD accounted for 8 percentage points.

Throughout 2003, group sales were driven primarily by Pharmaceuticals and Sandoz. Collectively, the medicines businesses1 grew sales by 22% and contributed 86% to total revenues.

Pharmaceuticals, Sandoz, OTC, Animal Health

Pharmaceuticals sales up 18% to USD 16.0 billion

The core Pharmaceuticals business achieved above-market growth2 to post an 18% (11% in l.c.) rise in full-year sales on the back of a fourth quarter of sustained momentum (21%; 12% in l.c.).

In 2003, Novartis captured further share of the key US market (sales: +15% in l.c.) rising two places in the US healthcare company rankings. This and additional share gains in Japan (sales: +14% in l.c.), the second largest single market, and Europe (sales: +6% in l.c.) resulted in Novartis being the fastest growing among the ten largest pharmaceutical companies, according to IMS2. As a result, the company climbed one rank globally to the number five position, with a 4.38% share of the global healthcare market.

2
Based on IMS data January–November 2002/3, the global healthcare market grew approximately 9% compared with Novartis healthcare 17%

The cardiovascular (+36%; +29% in l.c.) and oncology franchises (+36%; +26% in l.c.) continued to be the main drivers throughout the year, led in particular by Diovan, Gleevec/Glivec, Zometa, Lotrel and Lescol, with sales growth boosted by the contributions of newly launched products including Elidel and Zelnorm/Zelmac.

Highlights on the key brands are presented below.

Consumer Health sales up 24% to USD 8.8 billion

Full-year sales of Consumer Health's ongoing business grew a substantial 24% (+16% in l.c.) as all of the business units outperformed their markets. Top-line growth was driven mainly by Sandoz and fuelled throughout the year by the other businesses, of which OTC (over-the-counter medicines), CIBA Vision and Medical Nutrition all delivered double-digit sales increases in USD. Dynamic sales growth in the fourth-quarter was led by OTC, CIBA Vision and Sandoz, each of which posted increases of more than 20% in USD.

Sandoz' (+60%; +47% in l.c.) full-year sales were driven by the US retail pharmaceuticals business and the successful integration of Lek, which contributed 38 percentage points to sales growth and 37 percentage points in the fourth quarter. Sandoz posted strong sales growth (+43%; 31% in l.c.) in the fourth quarter versus the prior year, despite lower prices and more intense competition for AmoxC (a generic version of Augmentin®3). The fourth-quarter also included the acquisition of Amifarma in Spain, strengthening in-house antibiotics production capacity and technology.

3
Augmentin® is a trademark of GlaxoSmithKline

Among the other business unit highlights, OTC full-year sales were boosted by the exceptional contribution of loratadine in the US, the performance of its core strategic brands and strong fourth-quarter sales of cough and cold remedies.

Operating income

Full-year

	2003		2002
	USD m	% of sales	USD m	% of sales	Change in %

Pharmaceuticals	4 423	27.6	3 891	28.8	14

Consumer Health (ongoing)	1 320	14.9	946	13.2	40
Divested Health & Functional Food activities			140

Consumer Health	1 320	14.9	1 086	14.8	22

Corporate income/expense, net	146		115		27

Total	5 889	23.7	5 092	24.4	16

Fourth quarter

	Q4 2003		Q4 2002
	USD m	% of sales	USD m	% of sales	Change in %

Pharmaceuticals	1 174	26.8	1 041	28.7	13

Consumer Health (ongoing)	330	14.0	219	11.6	51
Divested Health & Functional Food activities			116

Consumer Health	330	14.0	335	17.3	-1

Corporate income/expense, net	102		-22

Total	1 606	23.9	1 354	24.3	19

Group operating income rises 16% to USD 5.9 billion

Full-year operating income grew 16% driven by dynamic sales and productivity gains. Bold investments in pharmaceutical research and development, in particular the research expansion in Cambridge, Massachusetts, and the addition of new development projects led to a significant overall increase of 32% in Research & Development investments to 15.1% of sales. Thanks to continued productivity gains and product-mix improvements, the cost of goods sold grew slower than sales, as did Marketing & Sales investments. General & Administration expenses increased as a proportion of sales, owing to several factors including a USD 216 million impairment of tangible, intangible and other financial assets. On the other hand, General & Administration expenses were reduced by USD 90 million owing to the release of litigation provisions related to AmoxC. With the overall full-year operating result improving to USD 5.9 billion, the operating margin was 23.7%, 0.7 percentage points off the previous year's level, in line with expectations.

Pharmaceuticals operating income climbs 14% to USD 4.4 billion

Earnings growth accelerated in the year as sales continued to expand strongly. The cost of goods sold, as well as investments in Marketing & Sales, increased slower than sales over the prior year. Research & Development increased substantially and reached 19.1% of sales, reflecting payments of USD 151 million related to development milestones and in-licensing deals, in addition to the sustained high-level investment in the new Cambridge facility. General & Administration costs increased from 5.9% to 6.0% of sales owing to increased royalties, foreign exchange fluctuations and an increase in product liability insurance costs. This was partially offset by one-time gains on the sale of non-core products, primarily the Fioricet and Fiorinal lines for USD 178 million.

Consumer Health operating income rises 40% to USD 1.3 billion

Operating income from Consumer Health's ongoing business rose 40% in 2003, outpacing sales and driven in particular by Sandoz (+78%). Overall continued productivity gains, lower material costs, and the focus on higher-margin products contributed to a reduction in the cost of goods sold as a percentage of sales. Marketing & Sales investments were maintained at the previous year's level to drive new products and recent launches and to support key brands. On the other hand, Research & Development investments grew as a proportion of sales mainly due to the expansion at Sandoz and licensing agreements. General & Administration costs increased mainly on account of the impairment of intangible assets of USD 72 million related to Azupharma. The overall increase was, however, slower than sales owing to the release of USD 49 million of provisions following the successful conclusion of litigation with GSK.

With almost all business units achieving margin improvements, the profit margin of the Division's ongoing businesses improved from 13.2% in 2002 to 14.9% in 2003.

Group net income

Full-year group net income reached a record USD 5.0 billion. At 6%, growth was less pronounced than at the operating income level because non-operating income from associated companies and financial investments were significantly reduced. Earnings per share expanded by 8% to USD 2.03.

On the basis of the strong 2003 performance, a dividend increase of 5% to CHF 1.00 will be proposed to the shareholders' AGM on 24 February 2004.

Board of Directors

With effect of the date of the AGM, Walter G. Frehner and Heini Lippuner are retiring from the Board of Directors, having reached the age limit. The Board also proposes the re-elections of Prof. Helmut Sihler, Hans-Jörg Rudloff and Dr. Daniel Vasella for a three-year term each.

Group outlook (barring any unforeseen events)

Novartis expects to deliver strong top-line growth ahead of the market and in the high single-digit range in local currencies, driven by key pharmaceutical brands, seven of which are forecast to be blockbusters by 2008, and boosted by the launch and roll-out of attractive new products.

The rapid build-up of the Cambridge research center is scheduled for completion in 2004. At the same time, Development investments are expected to grow strongly reflecting the rich late-stage pharmaceutical pipeline. Research & Development investments are, therefore, projected to continue to increase overproportionately in 2004, underscoring Novartis' commitment to bringing innovative therapies to patients.

Barring unforeseen events, both full-year operating and net income are expected to exceed the 2003 levels.

Pharmaceutical business and key product highlights

Primary Care

Diovan (+46%; +38% in l.c.; US: +42%) became the world's leading angiotensin receptor blocker (ARB) in March and has continued to capture further market share from its competitors. With the heart failure indication now approved in more than 40 markets, the flagship brand has continued to outpace its fast-growing ARB segment with year-to-date sales in the US alone surpassing the USD 1 billion mark by December.

The fourth quarter was marked by the publication of the VALIANT mega-trial at the American Heart Association Scientific Session. The positive results are an important milestone making Diovan the first and only ARB to demonstrate a significant improvement in morbidity and mortality in post-myocardial infarction patients, reducing death by 25%. These data provide compelling evidence towards establishing Diovan as the new gold standard in the treatment of hypertension. A supplemental new drug application based on these results has already been filed in the US.

Diovan HCT/Co-Diovan became the most prescribed product in the combination ARB segment in the US. This rapid growth was powered by the roll-out of new dosage forms and new treatment guidelines. In Germany, the flagship brand secured the number-one rank in this segment, buoyed by the success of Co-Diovan 160/12.5 mg.

Lotrel (US: +20%), the leading combination treatment for hypertension, posted strong full-year prescription growth while fourth-quarter sales were spurred by a disease awareness campaign launched in August. Overall, the brand steadily gained segment share as a result of: new guidelines recommending more aggressive treatment; a new focus on patients who are not controlled by ACE inhibitors and calcium channel blockers; and the successful launch of the new dosage strength (10/20 mg), which adds efficacy and dosing flexibility.

Lescol (+27%; +18% in l.c.; US: +19%; cholesterol reduction) continued strong sales growth driven by proven benefits in high-risk patients, the successful roll-out of the XL formulation in France, Italy and Spain and the launch of the secondary prevention indication in the US.

Elidel (+147%; +144% in l.c.; US: +125%; non-steroid eczema treatment) notched up full-year sales of USD 235 million, generated predominantly in the US. In less than two years since its first launch, Elidel is the clear number-one branded prescription treatment for eczema and is now available in more than 38 markets.

Zelnorm/Zelmac (irritable bowel syndrome with constipation) revenues exceeded USD 165 million (US: USD 132 million) reflecting the product's therapeutic benefits and the increase in disease awareness. Total US prescriptions, as well as new prescriptions, grew 32% in the fourth quarter. Zelnorm/Zelmac has now been launched in 39 countries and was filed, in the fourth quarter, for the new indication of chronic constipation in the US.

Oncology

Gleevec/Glivec (+84%; +68% in l.c.; US: +41%), for chronic myeloid leukemia (CML) and gastro-intestinal stromal tumors (GIST), continued to grow dynamically, boosted by its use as first-line therapy and its approval for GIST in the US, Europe and Japan. The number of patients reached by the Gleevec/Glivec Patient Assistance Program rose to more than 8000 worldwide, providing treatment to many needy patients who otherwise would not have access.

Zometa (+83%; +74% in l.c.; US: +59%), the most prescribed intravenous bisphosphonate for bone metastases, continued to post dynamic growth and is on track to become a blockbuster in 2004. Reimbursement in the EU and elsewhere for the bone metastases indication fuelled additional growth, as did the continued expanded use in a number of tumor types including lung, prostate, multiple myeloma, and breast.

Femara (first-line therapy for advanced breast cancer in postmenopausal women) achieved a 30% rise (+18% in l.c.; US: +22%) in sales supported by its strong profile and the landmark results of the MA-17 extended adjuvant study published in the fourth quarter. These showed a 43% reduction in the risk of cancer recurrence, in addition to significantly improved disease-free survival in postmenopausal women with early breast cancer, who had completed five years of tamoxifen.

Fourth-quarter regulatory and clinical highlights

Novartis published a comprehensive update on its current pharmaceutical pipeline at its "R&D Day" event in November. With median development times among the shortest in the industry, Novartis has been rated by analysts as having the industry's highest development productivity in terms of pipeline value and development costs4. Its full pipeline includes 10 new medicines in late-stage development with potential combined peak sales anticipated to be in excess of USD 10 billion and 79 development projects in total of which 64 are in Phases II/III or registration.

4
Goldman Sachs Global Equity Report, 29 September 2003.

Major approvals and launches

Further progress was made on the regulatory front in the fourth quarter, helping to bring new treatments to transplant recipients and patients suffering from diseases such as Parkinson's disease and urinary incontinence. Overall, Novartis obtained seven major market approvals in 2003, three of which came in the fourth quarter.

Certican, which targets the primary causes of allograft dysfunction, including acute rejection, secured approvals in 15 EU member states for the prevention of rejection in kidney and heart transplantation in combination with Neoral. Approvable status was received in the US in November.

Enablex, the novel M3 antagonist treatment for overactive bladder, received an approvable letter from FDA in October.

Gleevec/Glivec 100mg and 400mg film-coated tablets were approved in Europe in November.

Lotrel also received an approvable letter from the FDA for two new strengths (5/40 and 10/40) to broaden the range of treatment options.

Myfortic (transplantation) gained approval in France in November and the mutual recognition procedure in Europe is ongoing. Myfortic has now gained approval in 36 countries.

Stalevo (Parkinson's disease) gained marketing approval in the EU in October, following the successful launch in the US in September.

Visudyne (treatment of age-related macular degeneration) gained approval in Japan in October, with subsequent approval, in December, of the Zeiss laser used with this innovative therapy.

Corporate

  Corporate income/expense, net

Net corporate income rose USD 31 million from the previous year's level to USD 146 million. Higher income was generated from charging share and share option plan costs to the operations. In addition, there was a gain of USD 41 million as liabilities related to AmoxC litigation were settled at less than the amount provided for. Overall, these factors more than offset the increased investments in Corporate research and the reduction in pension income.

  Financial income, net

Net financial income declined, as expected, by USD 234 million to USD 379 million, reflecting the persistently low interest rate environment and lower level of net liquidity than in the prior year. The overall return on net liquidity amounted to 5.2%.

  Result from associated companies

Novartis' stake in Chiron Corporation generated an income of USD 134 million, whereas the stake in Roche Holding AG yielded a full-year pre-tax loss of USD 354 million, USD 269 million of which was due to Novartis' share in the associated company's unexpected loss of CHF 4.0 billion in 2002, reported by Roche, and hence booked by Novartis, only in 2003. The remainder represents an estimate of Novartis' share (USD 185 million) in Roche's 2003 pre-tax income based on independent analysts' forecasts for the full year. This was reduced by a USD 270 million goodwill and intangible depreciation charge. In total, associated companies resulted in an overall expense of USD 200 million.

  Strong balance sheet

In July 2002, Novartis started a third program to repurchase shares via a second trading line on the SWX Swiss Exchange. Since its initiation, 46.9 million shares have been repurchased in this program for a total of USD 1.9 billion. Of these, 24.3 million shares were repurchased in 2003 for an approximate total of USD 939 million and shares were sold for USD 666 million on the first trading line. As of 31 December 2003, the Group held approximately 334 million shares in treasury.

Following changes in US GAAP and expected changes in IFRS (formerly IAS) accounting rules, Novartis decided in June 2003 to redeem, in advance, equity instruments (put and call options on Novartis shares) that were sold to Deutsche Bank in 2001. This resulted in an equity reduction of USD 3.5 billion.

Overall, the Group's equity increased from USD 28.3 billion at 31 December 2002 to USD 30.4 billion at 31 December 2003. The Group's 2003 net income of USD 5.0 billion, translation gains of USD 2.4 billion, and fair value adjustments on financial instruments of USD 0.2 billion were partly offset by payments for dividends (USD 1.7 billion), equity instrument repayments (USD 3.5 billion) and the acquisition of treasury shares (USD 0.3 billion). In the same period, total financial debts rose USD 0.4 billion. As a result there was no change in the year-end debt/equity ratio, which was 0.20:1 on 31 December 2003.

Novartis thus maintained the strength of its balance sheet at 31 December 2003 and continues to be rated AAA by Standard & Poor's and Moody's, a rating it has held since its creation in 1996. Novartis is now one of just two European-based companies with this rating.

  Cash flow

The strong business expansion and good working capital management boosted cash flow from operating activities, which increased 27% to USD 6.7 billion.

Cash outflow for investing activities amounted to USD 1.3 billion. Capital expenditure increased 24% to USD 1.3 billion and now represents 5% of sales, while USD 465 million was spent on the acquisition of subsidiaries, principally 51% of Idenix acquired in the first half, and the investments in intangible and financial assets. This was offset by a significant inflow of USD 496 million from the sale of marketable securities and other assets.

At USD 3.6 billion, free cash flow jumped 23% from the prior year level. Boosted by a USD 457 million reduction in net operating assets, operating cash flow improved USD 1.4 billion, more than offsetting the dividend increase of USD 357 million, additional investments of USD 261 million in tangible fixed assets, and USD 124 million in intangible assets.

Overall, liquidity (cash, cash equivalents and marketable securities including financial derivative assets) amounted to USD 13.3 billion at 31 December 2003. After deducting financial debt and derivative liabilities, net liquidity stood at USD 7.3 billion, USD 0.3 billion higher than at 31 December 2002, despite the redemption of the equity instruments.

  Disclaimer

This release contains certain "forward-looking statements", relating to the Group's business, which can be identified by the use of forward-looking terminology such as "forecast", "Outlook", "expects", "expected", "projected", "scheduled", "potential", "anticipated" or similar expressions, or express or implied discussions regarding potential future sales of existing products, potential new products or potential new indications for existing products, or by other discussions of strategy, plans or intentions. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. There can be no guarantee that existing products will reach any particular sales levels, or that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market. In particular, management's expectations could be affected by, among other things, new clinical data; unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the company's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government pricing pressures and other risks and factors referred to in the Company's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2003, the Group's businesses achieved sales of USD 24.9 billion and a net income of USD 5.0 billion. The Group invested approximately USD 3.8 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 78 500 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

Further Reporting Dates

24 February 2004	Shareholders Annual General Meeting
22 April 2004	First quarter results
20 July 2004	First half and second quarter results
21 October 2004	Nine-month and third quarter results
January 2005	2004 full-year results

Contacts

Media:	Investors:
+41 61 324 2200 (Mark Hill)	+41 61 324 8433 (Karen Huebscher)
US: +1 212 830 2457 (Sheldon Jones)	US: +1 212 307 1122 (US IR)

Consolidated income statements

Full year

	2003 USD m	2002 USD m	Change
			USD m	%

Total sales	24 864	20 877	3 987	19
Cost of goods sold	-5 894	-4 994	-900	18

Gross profit	18 970	15 883	3 087	19
Marketing & Sales	-7 854	-6 737	-1 117	17
Research & Development	-3 756	-2 843	-913	32
General & Administration	-1 471	-1 211	-260	21

Operating income	5 889	5 092	797	16
Result from associated companies	-200	-7	-193	—
Financial income, net	379	613	-234	-38

Income before taxes and minority interests	6 068	5 698	370	6
Taxes	-1 008	-959	-49	5
Minority interests	-44	-14	-30	214

Net income	5 016	4 725	291	6

Fourth quarter (unaudited)

	Q4 2003 USD m	Q4 2002 USD m	Change
			USD m	%

Total sales	6 730	5 569	1 161	21
Cost of goods sold	-1 608	-1 260	-348	28

Gross profit	5 122	4 309	813	19
Marketing & Sales	-2 176	-1 757	-419	24
Research & Development	-1 092	-810	-282	35
General & Administration	-248	-388	140	-36

Operating income	1 606	1 354	252	19
Result from associated companies	12	-24	36	150
Financial income, net	-16	86	-102	-119

Income before taxes and minority interests	1 602	1 416	186	13
Taxes	-248	-231	-17	7
Minority interests	6	2	4	200

Net income	1 360	1 187	173	15

Condensed consolidated balance sheets

	31 Dec. 2003 USD m	31 Dec. 2002 USD m	Change USD m

Assets
Total long-term assets	27 044	24 210	2 834

Current assets
Inventories	3 346	2 963	383
Trade accounts receivable	4 376	3 697	679
Other current assets	1 292	1 613	-321
Cash, short-term deposits and marketable securities	13 259	12 542	717

Total current assets	22 273	20 815	1 458

Total assets	49 317	45 025	4 292

Equity and liabilities
Total equity	30 429	28 269	2 160

Long-term liabilities (including minority interests)
Financial debts	3 191	2 729	462
Other long-term liabilities	6 377	5 755	622
Total long-term liabilities	9 568	8 484	1 084
Short-term liabilities
Trade accounts payable	1 665	1 266	399
Financial debts and derivatives	2 779	2 841	-62
Other short-term liabilities	4 876	4 165	711
Total short-term liabilities	9 320	8 272	1 048

Total liabilities	18 888	16 756	2 132

Total equity and liabilities	49 317	45 025	4 292

Condensed consolidated changes in equity

Full year

	2003 USD m	2002 USD m	Change USD m

Consolidated equity at 1 January	28 269	25 161	3 108
Dividends	-1 724	-1 367	-357
Purchase of treasury shares, net	-273	-3 228	2 955
Translation effects	2 363	3 761	-1 398
Net income for the year	5 016	4 725	291
Redemption of equity instruments	-3 458		-3 458
Other equity movements	236	-783	1 019

Consolidated equity at 31 December	30 429	28 269	2 160

Fourth quarter (unaudited)

	Q4 2003 USD m	Q4 2002 USD m	Change USD m

Consolidated equity at 1 October	28 442	25 650	2 792
Purchase/sale of treasury shares, net	-542	220	-762
Translation effects	1 053	1 238	-185
Net income for October to December	1 360	1 187	173
Other equity movements	116	-26	142

Consolidated equity at 31 December	30 429	28 269	2 160

Condensed consolidated cash flow statements

Full year

	2003 USD m	2002 USD m	Change USD m

Net income	5 016	4 725	291
Reversal of non-cash items
Taxes	1 008	959	49
Depreciation, amortization and impairments	1 386	1 336	50
Net financial income	-379	-613	234
Other	-81	-372	291

Net income adjusted for non-cash items	6 950	6 035	915
Interest and other financial receipts	575	493	82
Interest and other financial payments	-240	-174	-66
Taxes paid	-842	-769	-73

Cash flow before working capital and provision changes	6 443	5 585	858
Restructuring payments and other cash payments out of provisions	-248	-204	-44
Change in net current assets and other operating cash flow items	457	-152	609

Cash flow from operating activities	6 652	5 229	1 423

Investments in tangible fixed assets	-1 329	-1 068	-261
Decrease/increase in marketable securities, intangible and financial assets	31	-1 797	1 828

Cash flow used for investing activities	-1 298	-2 865	1 567

Cash flow used for financing activities	-5 764	-4 041	-1 723

Translation effect on cash and cash equivalents	258	836	-578

Change in cash and cash equivalents	-152	-841	689
Net cash and cash equivalents at 1 January	5 798	6 639	-841

Net cash and cash equivalents at 31 December	5 646	5 798	-152

Fourth quarter (unaudited)

	Q4 2003 USD m	Q4 2002 USD m	Change USD m

Net income	1 360	1 187	173
Reversal of non-cash items
Taxes	248	231	17
Depreciation, amortization and impairments	432	615	-183
Net financial income	16	-86	102
Other	-116	-186	70

Net income adjusted for non-cash items	1 940	1 761	179
Interest and other financial receipts	105	186	-81
Interest and other financial payments	-142	-60	82
Taxes paid	-152	-175	23

Cash flow before working capital and provision changes	1 751	1 712	39
Restructuring payments and other cash payments out of provisions	-105	-78	-27
Change in net current assets and other operating cash flow items	239	421	-182

Cash flow from operating activities	1 885	2 055	-170

Investments in tangible fixed assets	-503	-486	-17
Decrease/increase in marketable securities, intangible and financial assets	168	-454	622

Cash flow used for investing activities	-335	-940	605

Cash flow used for financing activities	-588	1 055	-1 643

Translation effect on cash and cash equivalents	—	365	-365

Change in cash and cash equivalents	962	2 535	-1 573
Net cash and cash equivalents at 1 October	4 684	3 263	1 421

Net cash and cash equivalents at 31 December	5 646	5 798	-152

Sales by Business Unit

Full year

	2003 USD m	2002 USD m	% change
			USD	l.c.

Pharmaceuticals	16 020	13 528	18	11

Sandoz	2 906	1 817	60	47
OTC	1 772	1 521	17	7
Animal Health	682	623	9	3
Medical Nutrition	815	711	15	3
Infant & Baby	1 361	1 333	2	3
CIBA Vision	1 308	1 135	15	7

Consumer Health (ongoing)	8 844	7 140	24	16
Divested Health & Functional Food activities		209

Consumer Health	8 844	7 349	20	12

Total	24 864	20 877	19	11

Fourth quarter (unaudited)

	Q4 2003 USD m	Q4 2002 USD m	% change
			USD	l.c.

Pharmaceuticals	4 379	3 632	21	12

Sandoz	768	537	43	31
OTC	499	413	21	11
Animal Health	180	153	18	9
Medical Nutrition	208	174	20	8
Infant & Baby	348	330	5	6
CIBA Vision	348	288	21	11

Consumer Health (ongoing)	2 351	1 895	24	15
Divested Health & Functional Food activities		42

Consumer Health	2 351	1 937	21	13

Total	6 730	5 569	21	12

Operating income by Business Unit

Full year

	2003		2002
	USD m	% of sales	USD m	% of sales	Change in %

Pharmaceuticals	4 423	27.6	3 891	28.8	14

Sandoz	473	16.3	265	14.6	78
OTC	309	17.4	240	15.8	29
Animal Health	88	12.9	92	14.8	-4
Medical Nutrition	82	10.1	4	0.6
Infant & Baby	254	18.7	227	17.0	12
CIBA Vision	153	11.7	118	10.4	30
Divisional Management costs	-39

Consumer Health (ongoing)	1 320	14.9	946	13.2	40
Divested Health & Functional Food activities			140

Consumer Health	1 320	14.9	1 086	14.8	22

Corporate income/expense, net	146		115		27

Total	5 889	23.7	5 092	24.4	16

Fourth quarter (unaudited)

	2003		2002
	USD m	% of sales	USD m	% of sales	Change in %

Pharmaceuticals	1 174	26.8	1 041	28.7	13

Sandoz	122	15.9	77	14.3	58
OTC	93	18.6	79	19.1	18
Animal Health	27	15.0	15	9.8	80
Medical Nutrition	28	13.5	-15	-8.6
Infant & Baby	66	19.0	44	13.3	50
CIBA Vision	16	4.6	19	6.6	-16
Divisional Management costs	-22

Consumer Health (ongoing)	330	14.0	219	11.6	51
Divested Health & Functional Food activities			116

Consumer Health	330	14.0	335	17.3	-1

Corporate income/expense, net	102		-22

Total	1 606	23.9	1 354	24.3	19

Notes to the financial report for the year ended 31 December 2003

1. Basis of preparation

The Novartis Group changed the presentation of its consolidated financial statements from 1 January 2003 and has restated its 2002 results in US dollars for comparison purposes. With effect of 1 July 2003, the measurement currency of certain Swiss and foreign financial companies used for preparing the financial statements has been changed to US dollars from the respective local currency. This reflects changes in these entities' cash flows and transactions now being primarily denominated in US dollars.

During the first quarter of 2003, the associated company Roche Holding AG announced an unexpected loss for 2002. This resulted in additional losses of USD 269 million before tax and USD 287 million after tax relating to 2002 being included in Novartis' full-year results.

Reference should be made to the 2003 Annual Report, published today, for other changes in accounting policies or estimates and contingent liabilities.

2. Changes in the scope of consolidation, and other significant transactions

The following significant transactions were made during 2003 and in 2002:

2003

  Pharmaceuticals

On 11 February, Novartis announced the completed sale of the US rights to its Fioricet and Fiorinal lines (tension headache treatments) to Watson Pharmaceuticals, Inc. for USD 178 million.

On 23 April, the urinary incontinence treatment Enablex (darifenacin) was acquired from Pfizer for a total of up to USD 225 million, part of which is still conditional on certain marketing approvals in the US and EU.

On 8 May, 51% of the capital stock of Idenix Pharmaceuticals Inc. was acquired for an initial payment of USD 255 million in cash. This company is included in the consolidated financial statements from this date. Goodwill of USD 297 million has been recorded on this transaction.

  Corporate

Following changes in US GAAP and expected changes in IFRS accounting rules, Novartis decided on 26 June 2003 to redeem, in advance, equity instruments (put and call options on Novartis shares) that were sold to Deutsche Bank in 2001. This resulted in an equity reduction of USD 3.5 billion.

In 2003, the Group increased its stake in Roche Holding AG voting shares by 0.6%, bringing its overall stake to 33.3%. At 31 December 2003, the Group owned a total 6.3% of Roche's total shares and equity securities.

2002

  Sandoz

In November 2002, more than 99% of the shares of Lek, Slovenia's leading drug-maker, were acquired for approximately USD 0.9 billion. Lek sales and operating income have been consolidated from 1 January 2003. The outstanding minority interests were acquired during 2003 and the final acquisition balance sheet has been determined. Final goodwill amounted to USD 110 million, which is being amortized on a straight-line basis over 20 years.

  Animal Health

In January 2002, the Business Unit completed the acquisition of two US farm animal vaccine companies, Grand Laboratories Inc., Iowa and ImmTech Biologies Inc., Kansas. The combined purchase price is a minimum of USD 99 million of which USD 78 million was settled in Novartis American Depositary Shares. The final purchase price may increase depending on whether certain future sales and other targets are met.

  Medical Nutrition

The sale of the Food & Beverage portion of the Health & Functional Food businesses to Associated British Foods for USD 270 million was completed in November 2002. The divested businesses' sales were USD 209 million in 2002 and produced an operating income, including the gain on sale, of USD 140 million.

  Corporate

In 2002, the Group increased its stake in Roche Holding AG voting shares by 11.4%, bringing its overall stake to 32.7%. At 31 December 2002 the Group owned a total 6.2% of Roche's total shares and equity securities.

3. Principal currency translation rates

	Average rates 2003 USD	Average rates 2002 USD	Period-end rates 31 Dec. 2003 USD	Period-end rates 31 Dec. 2002 USD

1 CHF	0.745	0.643	0.800	0.712
1 EUR	1.131	0.946	1.247	1.038
1 GBP	1.636	1.503	1.774	1.601
100 JPY	0.867	0.802	0.935	0.834

4. Share information

	2003	2002

Average number of shares outstanding (million)	2 473.5	2 515.3
Basic earnings per share (USD)	2.03	1.88
Diluted earnings per share (USD)	2.00	1.84

	Fourth quarter 2003	Fourth quarter 2002

Average number of shares outstanding (million)	2 472.3	2 471.8
Basic earnings per share (USD)	0.55	0.48
Diluted earnings per share (USD)	0.55	0.48

	31 Dec. 2003	31 Dec. 2002

Number of shares outstanding (million)	2 467.8	2 475.0
Registered share price (CHF)	56.15	50.45
ADS price (USD)	45.89	36.73
Market capitalization (USD billion)	110.9	89.0

5. Condensed consolidated change in liquidity

Full year

	2003 USD m	2002 USD m	Change USD m

Change in cash and cash equivalents	-152	-841	689
Change in marketable securities, financial debt and financial derivatives	469	-213	682

Change in net liquidity	317	-1 054	1 371
Net liquidity at 1 January	6 972	8 026	-1 054

Net liquidity at 31 December	7 289	6 972	317

Fourth quarter

	Q4 2003 USD m	Q4 2002 USD m	Change USD m

Change in cash and cash equivalents	962	2 535	-1 573
Change in marketable securities, financial debt and financial derivatives	100	-933	1 033

Change in net liquidity	1 062	1 602	-540
Net liquidity at 1 October	6 227	5 370	857

Net liquidity at 31 December	7 289	6 972	317

6. Free cash flow

Full year

	2003 USD m	2002 USD m	Change USD m

Cash flow from operating activities	6 652	5 229	1 423
Purchase of tangible fixed assets	-1 329	-1 068	-261
Purchase of intangible assets	-214	-90	-124
Purchase of financial assets	-816	-725	-91
Sale of tangible, intangible and financial assets	1 059	979	80
Dividends	-1 724	-1 367	-357

Free cash flow	3 628	2 958	670

Fourth quarter

	Q4 2003 USD m	Q4 2002 USD m	Change USD m

Cash flow from operating activities	1 885	2 055	-170
Purchase of tangible fixed assets	-503	-486	-17
Purchase of intangible assets	-37	-13	-24
Purchase of financial assets	-124	-143	19
Sale of tangible, intangible and financial assets	223	221	2

Free cash flow	1 444	1 634	-190

7. Significant differences between IFRS and United States Generally Accepted Accounting Principles

The Group's consolidated financial statements have been prepared in accordance with IFRS (formerly IAS), which, as applied by the Group, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below.

For further comments regarding the nature of these adjustments please consult Note 32 of the Novartis 2003 annual report.

	2003 USD m	2002 USD m

Net income under IFRS	5 016	4 725
US GAAP adjustments:
Purchase accounting: Ciba-Geigy	-339	-294
Purchase accounting: other acquisitions	-175	-298
Purchase accounting: IFRS goodwill amortization	172	140
Available-for-sale securities and financial instruments	-240	-273
Pension provisions	-18	27
Share-based compensation	-273	-120
Consolidation of share-based compensation foundation	-3	-20
Deferred taxes	-63	-93
In-process Research & Development arising on acquisitions	-260	-11
Other	-20	-95
Deferred tax effect on US GAAP adjustments	-9	141

Net income under US GAAP	3 788	3 829

Basic earnings per share under US GAAP (USD)	1.59	1.58

Diluted earnings per share under US GAAP (USD)	1.57	1.55

	31 Dec. 2003 USD m	31 Dec. 2002 USD m

Equity under IFRS	30 429	28 269
US GAAP adjustments:
Purchase accounting: Ciba-Geigy	3 131	3 113
Purchase accounting: other acquisitions	2 808	3 011
Purchase accounting: IFRS goodwill amortization	327	155
Pension provisions	1 209	1 072
Share-based compensation	-96	-156
Consolidation of share-based compensation foundation	-728	-489
Deferred taxes	-609	-547
In-process Research & Development arising on acquisitions	-1 338	-984
Other	-93	-34
Deferred tax effect on US GAAP adjustments	-162	-185

Equity under US GAAP	34 878	33 225

Supplementary tables: Full year 2003—Sales of top twenty pharmaceutical products (unaudited)

		US		Rest of world		Total	% change
Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	in USD	in local currencies

Diovan/Co-Diovan	Hypertension	1 107	42	1 318	34	2 425	46	38
Gleevec/Glivec	Chronic myeloid leukemia	299	41	829	82	1 128	84	68
Neoral/Sandimmun	Transplantation	216	-21	804	-6	1 020	-2	-10
Lamisil (group)	Fungal infections	428	2	550	9	978	12	5
Zometa	Cancer complications	574	59	318	118	892	83	74
Lotrel	Hypertension	777	20	0		777	20	20
Lescol	Cholesterol reduction	309	19	425	18	734	27	18
Sandostatin (group)	Acromegaly	318	13	377	2	695	14	7
Voltaren (group)	Inflammation/pain	8	-33	591	-5	599	1	-6
Cibacen/Lotensin/Cibadrex	Hypertension	306	-9	127	-8	433	-6	-9

Top ten products total		4 342	21	5 339	20	9 681	28	20
Trileptal	Epilepsy	305	43	92	27	397	42	39
Miacalcic	Osteoporosis	239	0	150	-14	389	-1	-6
Tegretol (incl. CR/XR)	Epilepsy	122	1	262	-1	384	5	0
Exelon	Alzheimer's disease	181	8	186	19	367	21	13
Visudyne	Macular degeneration	181	8	176	27	357	24	16
Leponex/Clozaril	Schizophrenia	86	-28	223	-2	309	-4	-12
Foradil	Asthma	9	-61	280	2	289	10	-4
Elidel	Eczema	205	125	30	575	235	147	144
Famvir*	Viral infections	146	-7	87	19	233	5	0
HRT range	Hormone replacement	125	-9	106	-24	231	-11	-16

Top twenty products total		5 941	18	6 931	16	12 872	24	17
Rest of portfolio		643	-9	2 505	-9	3 148	-1	-9

Total		6 584	15	9 436	8	16 020	18	11

*
2002 restated because of transfers to other Business Units

Supplementary tables: Fourth quarter 2003—Sales of top twenty pharmaceutical products (unaudited)

		US		Rest of world		Total	% change
Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	in USD	in local currencies

Diovan/Co-Diovan	Hypertension	268	34	400	26	668	39	29
Gleevec/Glivec	Chronic myeloid leukemia	82	39	251	59	333	69	53
Neoral/Sandimmun	Transplantation	55	-5	221	0	276	10	-1
Lamisil (group)	Fungal infections	111	-5	158	10	269	11	3
Zometa	Cancer complications	148	24	92	62	240	42	35
Lotrel	Hypertension	184	8	0		184	8	8
Lescol	Cholesterol reduction	95	30	117	6	212	26	17
Sandostatin (group)	Acromegaly	86	23	98	4	184	20	12
Voltaren (group)	Inflammation/pain	0	-100	163	-3	163	4	-7
Cibacen/Lotensin/Cibadrex	Hypertension	70	-14	35	-6	105	-8	-12

Top ten products total		1 099	15	1 535	18	2 634	25	16
Trileptal	Epilepsy	87	21	26	32	113	24	22
Miacalcic	Osteoporosis	53	20	41	-8	94	12	6
Tegretol (incl. CR/XR)	Epilepsy	38	31	75	3	113	20	11
Exelon	Alzheimer's disease	43	-4	53	18	96	14	6
Visudyne	Macular degeneration	47	15	49	14	96	25	16
Leponex/Clozaril	Schizophrenia	22	-33	61	-7	83	-8	-17
Foradil	Asthma	2	-50	77	3	79	14	0
Elidel	Eczema	58	53	12	267	70	71	68
Famvir*	Viral infections	35	-13	25	24	60	5	0
HRT range	Hormone replacement	30	30	26	-32	56	4	-4

Top twenty products total		1 514	14	1 980	14	3 494	23	14
Rest of portfolio		197	25	688	-5	885	12	1

Total		1 711	16	2 668	9	4 379	21	12

*
2002 restated because of transfers to other Business Units

Sales by region (unaudited)

Full year

			% change
	2003 USD m	2002 USD m	USD	local currencies	2003 % of total	2002 % of total

Pharmaceuticals
US	6 584	5 734	15	15	41	42
Rest of world	9 436	7 794	21	8	59	58

TOTAL	16 020	13 528	18	11	100	100

Sandoz
US	1 098	706	56	54	38	39
Rest of world	1 808	1 111	63	43	62	61

Total	2 906	1 817	60	47	100	100

OTC
US	531	485	9	9	30	32
Rest of world	1 241	1 036	20	6	70	68

Total	1 772	1 521	17	7	100	100

Animal Health
US	255	234	9	9	37	38
Rest of world	427	389	10	0	63	62

Total	682	623	9	3	100	100

Medical Nutrition (incl. divested activities)
US	255	256	0	0	31	28
Rest of world	560	664	-16	-29	69	72

Total	815	920	-11	-21	100	100

Infant & Baby
US	1 096	1 047	5	5	81	79
Rest of world	265	286	-7	-2	19	21

Total	1 361	1 333	2	3	100	100

CIBA Vision
US	461	444	4	4	35	39
Rest of world	847	691	23	9	65	61

Total	1 308	1 135	15	7	100	100

Consumer Health
US	3 696	3 172	17	16	42	43
Rest of world	5 148	4 177	23	10	58	57

TOTAL	8 844	7 349	20	12	100	100

Group
US	10 280	8 906	15	15	41	43
Rest of world	14 584	11 971	22	9	59	57

TOTAL	24 864	20 877	19	11	100	100

Fourth quarter (unaudited)

			% change
	Q4 2003 USD m	Q4 2002 USD m	USD	local currencies	Q4 2003 % of total	Q4 2002 % of total

Pharmaceuticals
US	1 711	1 481	16	16	39	41
Rest of world	2 668	2 151	24	9	61	59

TOTAL	4 379	3 632	21	12	100	100

Sandoz
US	272	230	18	16	35	43
Rest of world	496	307	62	42	65	57

Total	768	537	43	31	100	100

OTC
US	153	138	11	11	31	33
Rest of world	346	275	26	11	69	67

Total	499	413	21	11	100	100

Animal Health
US	76	58	31	31	42	38
Rest of world	104	95	9	-4	58	62

Total	180	153	18	9	100	100

Medical Nutrition (incl. divested activities)
US	67	66	2	5	32	31
Rest of world	141	150	-6	-20	68	69

Total	208	216	-4	-13	100	100

Infant & Baby
US	280	262	7	7	80	79
Rest of world	68	68	0	4	20	21

Total	348	330	5	6	100	100

CIBA Vision
US	117	107	9	9	34	37
Rest of world	231	181	28	11	66	63

Total	348	288	21	11	100	100

Consumer Health
US	965	861	12	12	41	44
Rest of world	1 386	1 076	29	14	59	56

TOTAL	2 351	1 937	21	13	100	100

Group
US	2 676	2 342	14	14	40	42
Rest of world	4 054	3 227	26	10	60	58

TOTAL	6 730	5 569	21	12	100	100

Supplementary tables: Quarterly analysis (unaudited)

Key figures by quarter

Group

			Change
	Q4 2003 USD m	Q3 2003 USD m	USD m	%

Total sales	6 730	6 210	520	8
Operating income	1 606	1 469	137	9
Financial income, net	-16	96	-112	-117
Taxes	-248	-271	-23	-8
Net income	1 360	1 277	83	6

Sales by region

			Change
	Q4 2003 USD m	Q3 2003 USD m	USD m	%

US	2 676	2 599	77	3
Europe	2 371	2 157	214	10
Rest of world	1 683	1 454	229	16
Total	6 730	6 210	520	8

Sales by business units

			Change
	Q4 2003 USD m	Q3 2003 USD m	USD m	%

Pharmaceuticals	4 379	4 041	338	8
Sandoz	768	675	93	14
OTC	499	443	56	13
Animal Health	180	163	17	10
Medical Nutrition	208	206	2	1
Infant & Baby	348	349	-1	0
CIBA Vision	348	333	15	5
Consumer Health	2 351	2 169	182	8
Total	6 730	6 210	520	8

Operating income by business unit

			Change
	Q4 2003 USD m	Q3 2003 USD m	USD m	%

Pharmaceuticals	1 174	1 137	37	3
Sandoz	122	94	28	30
OTC	93	82	11	13
Animal Health	27	21	6	29
Medical Nutrition	28	18	10	56
Infant & Baby	66	70	-4	-6
CIBA Vision	16	48	-32	-67
Divisional Management costs	-22	-7	-15	214
Consumer Health	330	326	4	1
Corporate income/expense, net	102	6	96	—
Total	1 606	1 469	137	9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVARTIS AG
Date: January 23, 2004	By:	/s/ MALCOLM CHEETHAM Name: Malcolm Cheetham Title: Head Group Financial Reporting and Accounting

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SIGNATURES